Exhibit 99.2

Fuling Global Inc. Reports Third Quarter 2015 Financial Results

Company to Host Earnings Conference Call on Tuesday, November 17, 8:00 am ET

ALLENTOWN, Pennsylvania and TAIZHOU, China, Nov. 16, 2015/ PRNewswire/ -- Fuling Global Inc. (NASDAQ:FORK) (“Fuling Global” or the “Company”), a specialized producer and distributor of environmentally-friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the third quarter ended September 30, 2015.

Mr. Xinfu Hu, Chief Executive Officer of Fuling Global, commented, “We are excited to share our first quarterly earnings results following our listing on NASDAQ earlier this month. We are particularly pleased to report that our net income in the third fiscal quarter of 2015 increased by 17% compared with the same quarter in 2014. In our industry, revenues and expenses are heavily tied to the cost of raw materials, in our case plastic. As a result, when plastic prices dropped significantly from the nine months ended September 30, 2014 to the nine months ended September 30, 2015, with the average monthly price for polypropylene (“PP”), general purpose polystyrene (“GPPS”), and high impact polystyrene (“HIPS”) down 26%, 31%, and 29%, respectively, the decreases of our revenues (down 3%) and expenses (down 8%) similarly reflect such decreases, even in a strong quarter where we sold 5% more products by weight than we sold in 2014. We are encouraged by this quarter’s results, which show improved gross and operating margins, net income and sales volume.”

Mrs. Guilan Jiang, Chairwoman of Fuling Global, added, “Our IPO on NASDAQ is an important step toward becoming a significant player in the global plastic serviceware market. We expect the increased publicity and name recognition that come with being a NASDAQ-listed company, combined with our access to new sources for capital, position us well for growth. Our current growth initiatives focus on increasing our penetration in selected markets and expanding our production capacity.”

Third Quarter 2015 Financial Highlights

	For the Three Months Ended September 30,
($ millions, expect per share data)	2015	2014	% Change
Revenues	$22.4	$23.1	-2.9%
Gross profit	$8.5	$7.9	7.8%
Gross margin	38.1%	34.3%	3.8%
Operating margin	12.1%	11.4%	0.7%
Net income attributable to Fuling Global	$2.7	$2.5	9.8%
Diluted earnings per share	$0.23	$0.21	9.8%

•	Fuling Global completed its IPO of 4 million ordinary shares for $5.00 per share on November 2, 2015, and the shares began trading on the NASDAQ Capital Market on November 4, 2015 under the ticker symbol “FORK”. On November 12, 2015, we announced the partial exercise of the oversubscription option and, with it, the closing of the IPO. In such exercise we sold 38,423 ordinary shares, also at the IPO price of $5.00 per share. These shares immediately began trading on the NASDAQ Capital Market.

•	Net income attributable to Fuling Global increased by 10% to $2.7 million. As a result, diluted earnings per share increased from $0.21 to $0.23.

•	Gross profit increased by 8% to $8.5 million. Gross margin increased by 3.8 percentage points to 38.1% as a result of lower material costs and improved production efficiency.

•	Revenues decreased by 3% to $22.4 million. The decrease was driven by a 7% decrease in average selling price (“ASP”) and partially offset by a 5% increase in sale volume.

•	We commenced production of straws at our Allentown facility on June 30, 2015.

Third Quarter 2015 Financial Results

Revenues

For the third quarter of 2015, total revenues decreased by $0.7 million, or 3%, to $22.4 million from $23.1 million for the same period of last year. The decrease in total revenues was mainly driven by 7% decrease in blended ASP for our products sold as a result of lower plastic prices and partially offset by 5% increase in overall shipment volume. Blended ASP per kilogram was $2.37 for the third quarter of 2015, compared to $2.56 for the same period of last year. Sales volume was 9,445 tons for the third quarter of 2015, compared to 8,996 tons for the same period of last year.

	For the Three Months Ended September 30,
	2015			2014
	Revenues	COGS	Gross Margin	Revenues	COGS	Gross Margin
	($'000)	($'000)	(%)	($'000)	($'000)	(%)
Cutlery	$11,920	$7,692	35%	$13,934	$8,981	36%
Straws	3,839	2,874	25%	3,148	2,468	22%
Cups and plates	5,433	2,654	51%	5,527	3,327	40%
Others products	1,217	561	54%	459	257	44%
Tax		92			118
Total	$22,409	$13,873	38.1%	$23,068	$15,151	34.3%

Revenues from cutlery decreased by $2.0 million, or 14%, to $11.9 million for the third quarter of 2015 from $13.9 million for the same period of last year. The decrease in revenues from cutlery was primarily driven by 8% decrease in ASP as well as 7% decrease in sales volume. The decrease in cutlery volume was primarily related to temporary decrease in orders from two U.S.-based customers that reduced inventory levels during the third quarter of 2015. Revenues from straws increased by $0.7 million, or 22%, to $3.8 million for the third quarter of 2015 from $3.1 million for the same period of last year. This increase was primarily driven by 29% increase in sales volume and partially offset by 5% decrease in ASP. We commenced production of straws at our Allentown facility on June 30, 2015. Revenues from cups and plates decreased by $0.1 million, or 2%, to $5.4 million for the third quarter of 2015 from $5.5 million for the same period of last year. Volume of cups and plates increased by 17% while ASP of cups and plates decreased by 16% for the third quarter of 2015. Revenues from other products, including products for family use, party and other entertainment purposes, increased by approximately $0.8 million, or 165%, to $1.2 million for the third quarter of 2015 from $0.5 million for the same period of last year. This increase was mainly due to sales of measuring cups, which we introduced to the market in 2015. Volume of other products increased by 187% while ASP of other products decreased by 8% for the third quarter of 2015.

On a geographic basis, sales in the U.S., Europe, Australia, Canada, Central and South America, Middle East, and China, grew by -6%, 45%, -61%, -36%, 190%, 32%, and 1,729%, to $19.3 million, $2.0 million, $0.1 million, $0.3 million, $0.3 million, $0.3 million, and $0.1 million, and accounted for 85.9%, 9.1%, 0.5%, 1.4%, 1.2%, 1.4%, and 0.6% of total revenues, respectively, for the third quarter of 2015.

	For the Three Months Ended September 30,
	2015		2014		Y/Y Change
	Revenues	% of	Revenues	% of	Amount
	($'000)	Total	($'000)	Total	($'000)%
U.S.	$19,258	85.9%	$20,584	89.2%	$(1,326)	-6%
Europe	$2,034	9.1%	$1,398	6.1%	$636	45%
Australia	$104	0.5%	$267	1.2%	$(163)	-61%
Canada	$315	1.4%	$489	2.1%	$(174)	-36%
Central and South America	$261	1.2%	$90	0.4%	$171	190%
Middle East	$308	1.4%	$233	1.0%	$75	32%
China	$128	0.6%	$7	0.0%	$121	1,729%
Total	$22,408	100.0%	$23,068	100.0%	$(660)	-3%

Gross profit

Total cost of goods sold decreased by $1.3 million, or 8%, to $13.9 million for the third quarter of 2015 from $15.2 million for the same period of last year. Gross profit increased by $0.6 million, or 8%, to $8.5 million for the third quarter of 2015 from $7.9 million for the same period of last year. Gross margin was 38.1% for the third quarter of 2015, compared to 34.3% for the same period of last year. The increase in gross margin was related to lower material costs as well as improved production efficiency, particularly for our cups and plates and other products. Gross margins for cutlery, straws, cups and plates, and other products were 35%, 25%, 51%, and 54%, respectively, for the third quarter of 2015, compared to 36%, 22%, 40%, and 44%, respectively, for the same period of last year.

Operating income

Selling expenses increased by $0.5 million, or 14%, to $4.0 million for the third quarter of 2015 from $3.5 million for the same period of last year. General and administrative expense increased by 5% to $1.12 million for the third quarter of 2015 from $1.07 million for the same period of last year. Research and development expense increased by 1% to approximately $0.7 million for the third quarter of 2015 from $0.6 million for the same period of last year. As a result, total operating expenses increased by $0.5 million, or 10%, to $5.8 million for the third quarter of 2015 from $5.3 million for the same period of last year.

Operating income increased by $0.1 million, or 3%, to $2.7 million for the third quarter of 2015 from $2.6 million for the same period of last year. Operating margin was 12.1% for the third quarter of 2015, compared to 11.4% for the same period of last year.

Net income

Net income increased by $0.4 million, or 17%, to $2.7 million for the third quarter of 2015 from $2.3 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global was $2.7 million, or $0.23 per diluted share, for the third quarter of 2015, compared to $2.5 million, or $0.21 per diluted share, for the same period of last year.

Nine Months Ended September 30, 2015 Financial Results

	For the Nine Months Ended September 30,
($ millions, expect per share data)	2015	2014	% Change
Revenues	$68.2	$61.0	11.8%
Gross profit	$24.6	$20.5	20.1%
Gross margin	36.1%	33.6%	2.5%
Operating margin	11.8%	11.7%	0.1%
Net income attributable to Fuling Global	$7.0	$5.8	19.2%
Diluted earnings per share	$0.60	$0.50	19.2%

Revenues

For the nine months ended September 30, 2015, total revenues increased by $7.2 million, or 12%, to $68.2 million from $61.0 million for the same period of last year. The increase in total revenues was mainly driven by higher volume and partially offset by lower ASP of products sold.

	For the Nine Months Ended September 30,
	2015			2014
	Revenues	COGS	Gross Margin	Revenues	COGS	Gross Margin
	($’000)	($’000)	(%)	($’000)	($’000)	(%)
Cutlery	$39,355	$25,533	35%	$36,555	$23,933	35%
Straws	9,280	7,236	22%	7,493	6,043	19%
Cups and plates	16,535	8,899	46%	15,325	9,334	39%
Other products	2,985	1,644	45%	1,610	1,034	36%
Tax		234			147
Total	$68,154	$43,546	36.1%	$60,983	$40,491	33.6%

Revenues from cutlery, straws, cups and plates, and other products increased by $2.8 million, $1.8 million, $1.2 million, and $1.4 million, or 8%, 24%, 8%, and 85%, to $39.4 million, $9.3 million, $16.5 million, and $3.0 million, respectively, for the nine months ended September 30, 2015.

On a geographical basis, sales in the U.S., Europe, Australia, Canada, Central and South America, Middle East, and China, grew by 11%, 40%, -43%, -18%, 93%, 8%, and 364%, to $62.9 million, $3.0 million, $0.4 million, $0.8 million, $0.3 million, $0.3 million, and $0.4 million, and accounted for 92.3%, 4.3%, 0.6%, 1.2%, 0.4%, 0.5%, and 0.6% of total revenues, respectively, for the nine months ended September 30, 2015.

	For the Nine Months Ended September 30,
	2015		2014		Y/Y Change
	Revenues	% of	Revenues	% of	Amount
	($’000)	Total	($’000)	Total	($’000)%
U.S.	$62,916	92.3%	$56,600	92.8%	$6,316	11%
Europe	$2,962	4.3%	$2,110	3.5%	$852	40%
Australia	$429	0.6%	$753	1.2%	$(324)	-43%
Canada	$784	1.2%	$957	1.6%	$(173)	-18%
Central and South America	$296	0.4%	$153	0.3%	$143	93%
Middle East	$345	0.5%	$319	0.5%	$26	8%
China	$422	0.6%	$91	0.1%	$331	364%
Total	$68,154	100.0%	$60,983	100.0%	$7,171	12%

Gross profit

Total cost of goods sold increased by $3.1 million, or 8%, to $43.5 million for the nine months ended September 30, 2015 from $40.5 million for the same period of last year. Gross profit increased by $4.1 million, or 20%, to $24.6 million for the nine months ended September 30, 2015 from $20.5 million for the same period of last year. Gross margin was 36.1% for the nine months ended September 30, 2015, compared to 33.6% for the same period of last year. The increase in gross margin was related to lower material costs and improved production efficiency, particularly for our cups and plates products. Gross margins for cutlery, straws, cups and plates, and other products were 35%, 22%, 46%, and 45%, respectively, for the nine months ended September 30, 2015, compared to 35%, 19%, 39%, and 36%, respectively, for the same period of last year.

Operating income

Selling expenses increased by $2.2 million, or 24%, to $11.2 million for the nine months ended September 30, 2015 from $9.0 million for the same period of last year. The increase in selling expenses was due to increases of $1.5 million in ocean freight charges, $0.2 million in warehouse and shipping related expense, and $0.2 million in commission. General and administrative expenses increased by $1.2 million, or 46%, to $3.8 million for the nine months ended September 30, 2015 from $2.6 million for the same period of last year. The increase in general and administrative expenses was due to increases of $0.1 million for IPO related expenses, $0.5 million related to our business expansion, especially in the U.S., and $0.4 million in rent expense in our Allentown facility. Research and development expenses decreased by $0.2 million, or 10%, to $1.6 million for the nine months ended September 30, 2015 from $1.8 million for the same period of last year. As a result, total operating expenses increased by $3.2 million, or 24%, to $16.6 million for the nine months ended September 30, 2015 from $13.4 million for the same period of last year.

Operating income increased by $0.9 million, or 13%, to $8.0 million for the nine months ended September 30, 2015 from $7.1 million for the same period of last year. Operating margin was 11.8% for the nine months ended September 30, 2015, compared to 11.7% for the same period of last year.

Net income

Net income increased by $1.1 million, or 19%, to $7.0 million for the nine months ended September 30, 2015 from $5.9 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global was $7.0 million, or $0.60 per diluted share, for the nine months ended September 30, 2015, compared to $5.8 million, or $0.50 per diluted share, for the same period of last year.

Financial Condition

As of September 30, 2015, the Company had cash and cash equivalents, restricted cash, short-term borrowing, and bank notes payable of $2.4 million, $2.2 million, $19.6 million, and $2.5 million, respectively, compared to $1.4 million, $3.7 million, $19.5 million, and $3.2 million, respectively, at the end of 2014. Net cash provided by operating activities was $3.0 million for the nine months ended September 30, 2015, compared to $2.2 million for the same period of last year. Net cash used in investing activities was $3.3 million for the nine months ended September 30, 2015, compared to $3.2 million for the same period of last year. Net cash provided by financing activities was $1.5 million for the nine months ended September 30, 2015, compared to net cash used in financing activities of $0.5 million for the same period of last year. We paid a cash dividend of $10.3 million to shareholders and those shareholders subsequently made capital contribution of $7.5 million to the Company in the nine months ended September 30, 2014.

Recent Updates

On October 30, 2015, the Company announced the pricing of its initial public offering (“IPO”) of 4 million ordinary shares at price of $5.00 per share. The base IPO was closed on November 2, 2015 and the Company’s ordinary shares commenced trading on the NASDAQ Capital Market on November 4, 2015 under the ticker symbol “FORK”. On November 12, 2015, the Company announced that the underwriters of its previously announced IPO of ordinary stock have exercised their over-subscription option to purchase an additional 38,423 shares at the IPO price of $5.00 per share. As a result, the Company has raised $20,192,115 in gross proceeds through the issuance of a total of 4,038,423 ordinary shares in the IPO, with all shares being offered by the Company, and the IPO and oversubscription period have ended, effective November 12, 2015. Lead underwriter and book-running manager Burnham Securities Inc. and co-underwriter and co-manager Network 1 Financial Securities, Inc. conducted the offering on a “best efforts” basis.

Earnings Conference Call

The Company will host its third quarter 2015 financial results conference call at 8:00 am Eastern Time (5:00 am Pacific Time/9:00 pm Beijing Time) on Tuesday, November 17, 2015.  To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for “Fuling Global Inc./ FORK”.

Conference Call

Date:	Tuesday, November 17, 2015

Time:	8:00 am ET, U.S.

International Toll Free:	United States: +1 888-346-8982 Mainland China: 400-120-1203 Hong Kong: 800-905-945 International: +1 412-902-4272

Conference ID:	Fuling Global Inc./FORK

Please dial in at least fifteen minutes before the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available beginning approximately one hour after the end of the live call through November 24, 2015. The audio replay can be accessed by dialing +1-877-344-7529 within the United States or +1-412-317-0088internationally, and entering access code No. 10076129.

About Fuling Global Inc.

Fuling Global Inc. (“Fuling Global” or the “Company”) is a specialized producer and distributor of environmentally-friendly plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company’s plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including McDonald’s, Subway, Wendy’s, Burger King, KFC (China only), Walmart, McKesson, and Woolworths. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:

Gilbert Lee, CFO

Email: ir@fulingplasticusa.com

Phone: +1-610-366-8070x1835

Web: http://ir.fulingglobal.com/

Investor Relations:

Tina Xiao

Weitian Group LLC

Email: fork@weitian-ir.com

Phone: +1-917-609-0333

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2015	2014

ASSETS
Current Assets:
Cash and cash equivalents	$2,409,517	$1,399,714
Restricted cash	2,222,422	3,700,886
Accounts receivable, net	12,381,510	13,018,702
Advance to supplier, net	1,785,793	739,002
Inventories, net	15,456,525	14,935,076
Prepaid expenses and other current assets	158,443	906,705
Total Current Assets	34,414,210	34,700,085

Property, plant and equipment, net	21,130,548	20,517,240
Intangible assets, net	1,828,080	1,650,037
Other non-current assets	459,856	356,425
Total Assets	$57,832,694	$57,223,787

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$19,584,412	$19,524,207
Bank notes payable	2,522,034	3,244,333
Advances from customers	590,632	695,873
Accounts payable	9,856,358	14,194,154
Accrued and other liabilities	1,037,214	1,316,921
Taxes payable	381,635	560,253
Loan from third parties	188,567	195,249
Due to related parties	-	38,273
Total Current Liabilities	34,160,852	39,769,263

Total Liabilities	34,160,852	39,769,263

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 11,666,667 shares issued and outstanding as of September 30, 2015 and December 31, 2014	11,667	11,667
Additional paid in capital	11,108,133	11,108,133
Statutory reserve	2,548,745	1,862,365
Retained earnings	9,419,555	3,147,151
Accumulated other comprehensive income	312,539	1,094,617
Total Fuling Global Inc.'s equity	23,400,639	17,223,933

Noncontrolling interest	271,203	230,591
Total Shareholders' Equity	23,671,842	17,454,524

Total Liabilities and Shareholders' Equity	$57,832,694	$57,223,787

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014

Revenues	$22,408,759	23,068,486	$68,154,114	$60,983,218
Cost of goods sold	13,872,937	15,151,098	43,546,039	40,491,242
Gross Profit	8,535,822	7,917,388	24,608,075	20,491,976

Operating Expenses
Selling expenses	4,046,228	3,561,213	11,188,964	8,993,957
General and administrative expenses	1,120,577	1,072,143	3,798,716	2,603,560
Research and development expenses	650,570	643,353	1,583,449	1,763,688
Total operating expenses	5,817,375	5,276,709	16,571,129	13,361,205

Income from Operations	2,718,447	2,640,679	8,036,946	7,130,771

Other Income (Expense):
Interest income	30,337	11,253	49,298	27,362
Interest expense	(268,890)	(320,580)	(906,794)	(925,618)
Subsidy income	213,357	248,260	367,779	421,594
Other income, net	402,933	90,448	607,691	147,857
Total other income (expense), net	377,737	29,381	117,974	(328,805)

Income Before Income Taxes	3,096,184	2,670,060	8,154,920	6,801,966

Provision for Income Taxes	410,456	375,066	1,155,524	934,106

Net Income	$2,685,728	2,294,994	$6,999,396	$5,867,860

Less: net (loss) income attributable to noncontrolling interest	(44,826)	(192,074)	40,612	32,137

Net income attributable to Fuling Global Inc.	2,730,554	2,487,068	6,958,784	5,835,723

Other Comprehensive Income
Foreign currency translation loss	(782,876)	744	(782,078)	(234,986)
Comprehensive Income	$1,947,678	2,487,812	$6,176,706	$5,600,737

Earning per share
Basic and diluted	$0.23	0.21	$0.60	$0.50

Weighted average number of shares
Basic and diluted	11,666,667	11,666,667	11,666,667	11,666,667

Cash dividends per share
Basic and diluted	$-	-	$-	$0.88

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the nine months ended September 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,999,396	$5,867,860
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax expense	-	155,647
Depreciation and amortization	1,650,944	1,290,357
Bad debt provisions	57,193	33,229
Gain on disposal of fixed assets	-	28,680
Changes in operating assets:
Accounts receivable	778,619	4,348,240
Advances to suppliers	(1,101,282)	147,561
Inventories	(714,486)	(2,599,261)
Other assets	543,807	(1,993,485)
Changes in operating liabilities:
Accounts payable	(4,967,288)	(13,719,900)
Advance from customers	(85,926)	7,357,666
Taxes payable	42,374	726,989
Accrued and other liabilities	(250,549)	576,299
Net cash provided by operating activities	2,952,802	2,219,882

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,002,241)	(3,076,672)
Proceeds from disposal of property and equipment	-	4,875
Advance payments on equipment purchase	(1,049,349)	(117,865)
Purchase of intangible assets	(266,947)	-
Net cash used in investing activities	(3,318,537)	(3,189,662)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	36,160,712	19,185,771
Repayments of short-term borrowings	(35,409,841)	(18,952,719)
Proceeds from bank notes payable	4,084,697	4,719,523
Repayments of bank notes payable	(4,714,801)	(3,266,107)
Repayments of loans from related parties	(38,102)	(221,881)
Change of restricted cash	1,393,471	696,028
Capital contribution	-	7,530,000
Dividends paid to shareholders	-	(10,300,136)
Net cash provided by (used in) financing activities	1,476,136	(609,521)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(100,598)	13,777

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,009,803	(1,565,524)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	1,399,714	2,698,795

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$2,409,517	$1,133,271

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$967,248	$830,399
Income tax paid	$1,168,820	$753,399
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$1,129,339	$-
Transfer from advance payments to fixed assets	$918,858	$680,251